Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194855
PROSPECTUS SUPPLEMENT
(to prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014 and October 14, 2014)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014 and October 14, 2014.

See the “Risk Factors” section beginning on page 6 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2014 for a discussion of certain risks that you should consider before investing in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is January 6, 2015.

SECOND QUARTER OF FISCAL YEAR 2015 FINANCIAL RESULTS

Second Quarter Financial Results

•	Consolidated net sales increased 2.2% worldwide to approximately $844 million

•	U.S. net sales grew 3.9% to $512 million

•	International net sales increased 3.7% to $125 million

Consolidated net sales increased 2.2% to $843.6 million worldwide during the second quarter of fiscal year 2015, compared to net sales of $825.7 million during the second quarter of fiscal year 2014. U.S. net sales increased 3.9% during the second quarter to $512.4 million, while Europe net sales decreased 2.7% to $206.1 million and International (primarily Canada, Latin America and the Asia Pacific region) net sales increased 3.7% to $125.1 million. On a consolidated basis, the Company had approximately the same number of selling days in the quarter compared to the prior year quarter.
Reported operating income was $169.6 million during the second quarter of fiscal year 2015, compared to an operating income of $113.6 million during the second quarter of fiscal year 2014.
Reported net income in the quarter was $89.8 million, compared to a net income of $4.9 million during the second quarter of the prior year.
Reported cash flow from operations totaled $160.3 million during the second quarter of fiscal year 2015, compared to reported cash flow from operations of $120.1 million for the second quarter of fiscal year 2014.
At November 30, 2014, reported gross debt was $5,714.7 million, and cash and cash equivalents totaled $276.5 million, compared to reported gross debt of $5,720.4 million, and cash and cash equivalents of $247.6 million at May 31, 2014.

About Biomet
Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet's product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three and six months ended November 30, 2014 and 2013 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products. The Company also reclassified instrument depreciation from cost of sales to selling, general and administrative expense.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Months Ended November 30, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2014	Three Months Ended November 30, 2013	Reported Growth %	United States Growth %
Knees	$264.3	$264.0	0.1%	(0.4)%
Hips	168.0	167.7	0.1%	—%
Sports, Extremities, Trauma (S.E.T.)	160.6	160.3	0.2%	3.3%
Spine, Bone Healing and Microfixation	124.5	104.9	18.7%	18.0%
Dental	67.6	70.5	(4.0)%	0.5%
Cement, Biologics and Other	58.6	58.3	0.5%	6.9%
Net Sales	$843.6	$825.7	2.2%	3.9%

Biomet, Inc.
Product Net Sales
Six Months Ended November 30, 2014 and 2013
(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2014	Six Months Ended November 30, 2013	Reported Growth %	United States Growth %
Knees	$499.0	$489.1	2.0%	0.9%
Hips	323.3	317.4	1.8%	1.3%
Sports, Extremities, Trauma (S.E.T.)	315.1	309.8	1.7%	2.3%
Spine, Bone Healing & Microfixation	247.3	206.5	19.8%	19.5%
Dental	121.3	124.4	(2.4)%	0.9%
Cement, Biologics & Other	112.4	109.2	2.8%	5.1%
Net Sales	$1,618.4	$1,556.4	4.0%	4.6%

Biomet, Inc.
Geographic Net Sales
Three Months Ended November 30, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2014	Three Months Ended November 30, 2013	Reported Growth %
United States	$512.4	$493.1	3.9%
Europe	206.1	211.8	(2.7)%
International	125.1	120.8	3.7%
Net Sales	$843.6	$825.7	2.2%

Biomet, Inc.
Geographic Net Sales
Six Months Ended November 30, 2014 and 2013
(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2014	Six Months Ended November 30, 2013	Reported Growth %
United States	$1,007.5	$963.0	4.6%
Europe	367.4	363.3	1.1%
International	243.5	230.1	5.9%
Net Sales	$1,618.4	$1,556.4	4.0%

Biomet, Inc.
Consolidated Statements of Operations
Three and Six Months Ended November 30, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended November 30,		Six Months Ended November 30,
	2014	2013	2014	2013
Net sales	$843.6	$825.7	$1,618.4	$1,556.4
Cost of sales	183.8	255.1	399.7	463.1
Gross profit	659.8	570.6	1,218.7	1,093.3
Selling, general and administrative expense	367.7	340.4	729.4	653.7
Research and development expense	42.9	41.4	85.7	78.9
Amortization	79.6	75.2	151.5	150.7
Operating income	169.6	113.6	252.1	210.0
Interest expense	78.5	105.7	158.6	193.3
Other (income) expense	(2.1)	3.7	(6.3)	5.9
Income before income taxes	93.2	4.2	99.8	10.8
Provision (benefit) from income taxes	3.4	(0.7)	2.7	(25.2)
Net income	$89.8	$4.9	$97.1	$36.0

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	November 30, 2014	May 31, 2014
Assets
Cash and cash equivalents	$276.5	$247.6
Accounts receivable, net	565.3	577.3
Inventories	721.7	693.4
Current deferred income taxes	147.0	149.9
Prepaid expenses and other	187.7	202.9
Property, plant and equipment, net	720.0	716.0
Intangible assets, net	3,218.6	3,439.6
Goodwill	3,577.1	3,634.4
Other assets	144.2	105.5
Total Assets	$9,558.1	$9,766.6
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$629.8	$712.1
Current portion of long-term debt	132.8	133.1
Long-term debt, net of current portion	5,581.9	5,587.3
Deferred income taxes, long-term	920.3	968.6
Other long-term liabilities	259.4	256.3
Shareholder’s equity	2,033.9	2,109.2
Total Liabilities and Shareholder’s Equity	$9,558.1	$9,766.6

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	Six Months Ended November 30, 2014	Six Months Ended November 30, 2013
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income	$97.1	$36.0
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	249.1	242.5
Amortization and write off of deferred financing costs	5.6	14.4
Stock-based compensation expense	7.6	8.6
Provision for (recovery) of doubtful accounts receivable	(0.3)	1.1
Litigation recoveries	(48.3)	—
Deferred income taxes	(47.9)	(103.1)
Other	0.8	(7.3)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(12.3)	(39.3)
Inventories	(43.5)	(28.0)
Prepaid expenses	17.0	10.0
Accounts payable	(30.0)	(21.0)
Income taxes	68.4	10.7
Accrued interest	(2.7)	1.3
Accrued wages and commissions	(39.8)	(31.0)
Accrued expenses and other	(58.1)	76.0
Net cash provided by operating activities	162.7	170.9
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	15.2	19.0
Purchases of investments	(16.3)	(19.6)
Proceeds from sale of assets	—	0.1
Capital expenditures	(132.1)	(98.5)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	—	(148.8)
Other acquisitions, net of cash acquired	(0.6)	(0.8)
Net cash used in investing activities	(133.8)	(248.6)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	—	(2.3)
Payments under senior secured credit facilities	(8.0)	(14.9)
Proceeds under revolvers	205.0	159.3
Payments under revolvers	(20.0)	(7.0)
Proceeds from senior notes due 2020 and term loans	—	870.5
Retirement of term loans	(180.0)	(1,091.6)
Payment of fees related to refinancing activities	—	(15.5)
Equity:
Option exercises	0.3	0.3
Net cash provided by (used in) financing activities	(2.7)	(101.2)
Effect of exchange rate changes on cash	2.7	(0.5)
Increase (decrease) in cash and cash equivalents	28.9	(179.4)

Cash and cash equivalents, beginning of period	247.6	355.6
Cash and cash equivalents, end of period	$276.5	$176.2

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$155.5	$186.6
Income taxes	$(33.1)	$65.2